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                              NEWTEK CAPITAL, INC.
                           100 QUENTIN ROOSEVELT BLVD.
                                    SUITE 408
                           GARDEN CITY, NEW YORK 11530

                                February 11, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Christopher Windsor

        Re: Registration Statement on Form S-3 (Reg. No. 333- 81610)

Ladies and Gentlemen:

        Pursuant to Rule 473 of the Securities Act of 1933, as amended, please accept this letter as an amendment to the above-referenced Registration Statement to add to the facing page, following the calculation of the filing fee, the following:

        The registrant hereby amends this registration statement on such date or dates as maybe necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

        Please direct any inquiries to Matthew G. Ash or Edward B. Crosland, Jr. at (202) 912-4800. Thank you very much.

                                            Respectfully,

                                            NEWTEK CAPITAL, INC.

                                                     /s/ Barry Sloane
                                            -----------------------------------
                                            Barry Sloane
                                            Chairman and Chief Executive Officer